[LETTERHEAD OF DECHERT LLP]

November 17, 2010

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding the registration statement on Form N-1A (the “Registration Statement”) for PowerShares KBW Premium Yield Equity REIT Portfolio, PowerShares KBW High Dividend Yield Financial Portfolio, PowerShares KBW International Financial Portfolio (formerly PowerShares Global ex-U.S. Financial Sector Portfolio) and PowerShares KBW Property & Casualty Insurance Portfolio (the “Funds”), each a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2010.  Below, we describe the changes that will be made to the Registration Statement in response to the Staff’s comments and provide the information that you requested.  The Trust has considered your comments and has authorized us to make responses and changes discussed below to the Trust’s Registration Statement on its behalf.  These changes will be reflected in Post-Effective Amendment No. 178 to the Trust’s Registration Statement, which will be filed on EDGAR on or about November 16, 2010.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus.

Comment 1.          In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 1: The “Tandy” representations are set forth at the end of this letter.

Prospectus Comments

Comment 2.          Please include a footnote to the Annual Fund Operating Expenses table for each Fund noting that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response 2:  The Prospectus has been revised accordingly.

Comment 3.          In the section titled “Concentration Policy” for PowerShares KBW Premium Yield Equity REIT Portfolio and PowerShares KBW Property & Casualty Insurance Portfolio, please state the industry or group of industries in which each Fund will concentrate its assets.

Response 3: The Prospectus has been revised accordingly.

Comment 4.          In the section titled “Summary Prospectus—Principal Risks of the Fund” for the PowerShares KBW Premium Yield Equity REIT Portfolio, the risk titled “Risks of Investing in the Real Estate Industry” discusses the risks of investing in “real estate related” instruments.  Please clarify whether “real estate related” instruments includes investments in derivatives and, if so, to what extent.  Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives.

Response 4:  The Prospectus has been revised to note that none of the Funds currently intend to invest in derivatives.

Comment 5.          Please confirm that the PowerShares KBW Premium Yield Equity REIT Portfolio’s investment in foreign securities is a principal strategy of the Fund.

Response 5:  The PowerShares KBW Premium Yield Equity REIT Portfolio’s investment in foreign securities is not a principal strategy of the Fund.  The Prospectus has been revised accordingly.

Comment 6.          Please consider combining “Non-Diversified Fund Risk” and “Issuer-Specific Changes.”

Response 6:  The Prospectus has been revised to combine the referenced risk factors.

Comment 7.          Please note that the disclosure noting that the Fund is not insured by the FDIC in “Summary Information—Principal Risks of the Funds” is repeated on the cover page of the Prospectus.  Please consider deleting this disclosure.

Response 7: We respectfully acknowledge your comment; however, we believe that the referenced disclosure contains important information for shareholders and should remain in the “Summary Information” section of the Prospectus and on the cover page.

Comment 8.          In the section titled “Summary Information—Performance” for each Fund, please include disclosure explaining that performance information, when available, can provide an indication of the risks of investing in each Fund.

Response 8:  The Prospectus has been revised accordingly.

Comment 9.          In the section titled “Summary Information—Management of the Fund” for each Fund, please delete the defined term “Adviser.”

Response 9:  The Prospectus has been revised accordingly.

Comment 10.        Please clarify that the PowerShares KBW High Dividend Yield Financial Portfolio invests in high dividend yield companies, as suggested by its name.

Response 10:  The PowerShares KBW High Dividend Yield Financial Portfolio invests in high dividend yield companies.

Comment 11.        Please confirm that the PowerShares KBW High Dividend Yield Financial Portfolio will invest in business development companies (“BDCs”) and, if so, to what extent.

Response 11:  The PowerShares KBW High Dividend Yield Financial Portfolio’s Underlying Index has a cap of approximately 25% weighting for BDCs; however BDCs currently represent only 11.4% of the Underlying Index.

Comment 12.        Please clarify the disclosure regarding the types of financial companies in which the PowerShares KBW High Dividend Yield Financial Portfolio may invest.  For example, do these include insurance companies?

Response 12: We respectfully acknowledge your comment; however, we believe that the Fund’s Prospectus adequately discloses the types of financial companies in which the PowerShares KBW High Dividend Yield Financial Portfolio may invest.

Comment 13.        To the extent that foreign issuers are included in the Underlying Index for the PowerShares KBW High Dividend Yield Financial Portfolio, please revise the disclosure accordingly.

Response 13: The PowerShares KBW High Dividend Yield Financial Portfolio’s Underlying Index includes only securities publicly listed within the United States and traded in U.S. dollars.  The Prospectus has been revised accordingly.

Comment 14.        Please confirm that the PowerShares KBW International Financial Portfolio (formerly PowerShares KBW Global ex-U.S. Financial Sector Portfolio) complies with the Staff’s position with respect to the use of the term “Global” or “International” in the name of the Fund.

Response 14: The PowerShares KBW International Financial Portfolio currently intends to invest, under normal market conditions, at least 40% of its assets in non-U.S. companies and at all other times at least 30% of its assets in non-U.S. companies.

Comment 15.        In the section titled “Principal Risks of the Fund” for the PowerShares KBW International Financial Portfolio (formerly PowerShares KBW Global ex-U.S. Financial Sector Portfolio), please consider replacing “Foreign Securities Risk” with “Foreign Financial Institutions Risk.”

Response 15:  The Prospectus has been revised accordingly.

Comment 16.        In the section titled “Summary Information—Principal Investment Strategies” for the PowerShares KBW International Financial Portfolio (formerly PowerShares KBW Global ex-U.S. Financial Sector Portfolio), please clarify what is deemed to be a “financial related” company and confirm that this would not include derivatives.

Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives.

Response 16:  The Prospectus has been revised to remove the word “related.”  Furthermore, as noted above, the PowerShares KBW International Financial Portfolio does not currently intend to invest in derivatives.

Comment 17.        Please revise the third sentence of the section titled “Summary Information—Principal Investment Strategies” for the PowerShares KBW Property & Casualty Insurance Portfolio to read: “The Underlying Index is a modified market capitalization weighted index that seeks to reflect the performance of approximately 24 companies in the property and casualty insurance industry.”

Response 17:  The Prospectus has been revised accordingly.

Comment 18.        Please consider renaming “Insurance Sector Risk” to “Insurance Industry Risk.”

Response 18: The Prospectus has been revised accordingly.

Comment 19.        In the section titled “Purchase and Sale of Fund Shares,” please consider revising the disclosure to include the suggested language in Item 6(c)(i) of Form N-1A.

Response 19: The Prospectus has been revised accordingly.

Comment 20.        Please delete “are taxable and” from the first sentence in the section titled “Tax Information.”

Response 20: The Prospectus has been revised accordingly.

Comment 21.        Please revise the first sentence of the third paragraph on page 16 to read: “Each Underlying Index is designed and maintained such that financial instruments based on it are in compliance with necessary listing and/or maintenance criteria dictated by the relevant exchange.”

Response 21: The Prospectus has been revised accordingly.

Comment 22.        In the section titled “Additional Information About the Funds’ Strategies and Risks—Principal Investment Strategies—KBW Property & Casualty Index,” please clarify whether “property and casualty insurance sector related” companies includes investments in derivatives and, if so, to what extent.  Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives.

Response 22: The Prospectus has been revised to remove the word “related.”  Furthermore, as noted above, the PowerShares KBW Property & Casualty Insurance Portfolio does not currently intend to invest in derivatives.

Comment 23.        Please revise the titled “Additional Investment Strategies” to read “Additional Non-Principal Investment Strategies.”

Response 23:  The Prospectus has been revised accordingly.

Comment 24.        In the section titled “Additional Information About the Funds’ Strategies and Risks—Additional Investment Strategies,” please explain to what extent swaps, options and futures contracts may be used for the purposes described.

Response 24: The Prospectus has been revised to remove all references to the use of derivatives by the Funds.

Comment 25.        Please provide representations or additional disclosure regarding securities lending in accordance with applicable Commission guidance.

Response 25:  The Prospectus has been revised to remove all references to securities lending by the Funds.

Comment 26.        Please consider moving the disclosure titled “Shares May Trade at Prices Different Than Net Asset Value” to the principal risks section.  Moreover, please delete the disclosure stating that the arbitrage process will reduce the likelihood that Shares will trade at a discount to NAV.

Response 26: We respectfully acknowledge the comment; however, we believe that the inclusion of the referenced risk disclosure in the section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Funds” is appropriate.  We also believe that the disclosure stating that the arbitrage process will reduce the likelihood that Shares will trade at a discount to NAV is appropriate.

Comment 27.        Please identify the relief that allows the Funds to invest in investment companies in excess of the limits imposed by Section 12(d)(1) of the 1940 Act, as indicated in the section titled “Other Information.”

Response 27: We respectfully acknowledge the comment; however, please note that the referenced disclosure states that other investment companies may invest in shares of the Funds in excess of the limits provided by Section 12(d)(1) of the 1940 Act and such activity is covered under this Trust’s exemptive relief.  In the Matter of PowerShares Exchange-Traded Fund Trust and PowerShares Capital Management LLC, IC-Rel. No. 27743 (February 27, 2007) (order) and IC-Rel. No. 27693 (January 31, 2007) (notice).

SAI Comments

Comment 28.        In the section titled “Investment Restrictions and Policies—Investment Restrictions,” please confirm that the Funds’ fundamental policy regarding concentration is consistent with Staff guidance.

Response 28: We respectfully acknowledge the comment and confirm that the Funds’ fundamental policy regarding concentration is consistent with Staff guidance.

Comment 29.        In the second sentence of the ninth paragraph of the section titled “Investment Restrictions and Policies—Investment Restrictions,” please consider revising “three business days” to read “three days (excluding Sundays and holidays).”

Response 29: The SAI has been revised accordingly.

*              *              *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew Wolfe at (212) 649-8703.  Thank you.

Kind regards,

/s/ Stuart M. Strauss
Stuart M. Strauss